

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

<u>Via E-mail</u>
Ms. Christina J. Gehrke
Chief Accounting and Administrative Officer
FHLB Seattle
1501 Fourth Ave., Suite 1400
Seattle, WA 98101-1693

      Re: **FHLB Seattle**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 23, 2011
               File No. 000-51406

Dear Ms. Gehrke:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Marc Thomas

               Marc Thomas
               Staff Accountant